

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Mr. Douglas N. Currault II
Assistant General Counsel and Secretary
Freeport-McMoRan Copper & Gold Inc., as depositor of the Royalty Trust
333 N. Central Ave.
Phoenix, AZ 85004

> **Re: Gulf Coast Ultra Deep Royalty Trust**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 3, 2013**
> **File No. 333-185742**

Dear Mr. Currault:

We have reviewed your amendment and your correspondence dated April 3, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated March 28, 2013. The fact that a report, opinion or appraisal was not specifically prepared for purposes of the going-private transaction is not dispositive of its materiality to the transaction. For guidance, see In the Matter of Meyers Parking System, Inc., SEC Release No. 34-26069 (September 12, 1988) and Charles L. Ephraim (September 30, 1987). In this regard, we are unable to concur with your determination that the full-length versions of the Ryder Scott reports, summaries of which you filed as Exhibits 99.6 and 99.7 to the Form S-4, are not materially related to the transaction, given that you provided the full-length versions to the financial advisors. Please file the reports underlying the summaries filed as Exhibits 99.6 and 99.7 as exhibits to both the Form S-4 and the Schedule 13E-3.

2.   Similarly, please file as exhibits all other petroleum engineering and geological reports relating to the reserves or resources of McMoRan Exploration Co. that were prepared by Ryder Scott and provided to the financial advisors or Freeport-McMoRan Copper & Gold Inc. We note your statement in the response letter that the additional technical detail contained in certain reports is either disclosed, or otherwise is not material to investors. Refer to Item 1015(b)(6) and Item 1016(c) of Regulation M-A, which require a summary concerning a report or appraisal to be furnished in the narrative disclosure, but the actual report or appraisal to be filed as an exhibit.

3.   With respect to any petroleum engineering and geological reports relating to the reserves or resources of McMoRan Exploration Co. that were prepared by Ryder Scott but not provided to the financial advisors or Freeport-McMoRan Copper & Gold Inc., such reports may be materially related to the transaction if they were considered by the MMR board or special committee in connection with the merger negotiations or fairness determinations. Please file as exhibits all such reports.

4.   Please revise the disclosure in your proxy statement/prospectus to furnish a summary of each of the Ryder Scott reports referenced in the comments above. See Item 1015(b)(6) of Regulation M-A. To the extent that any report is the same as another report previously summarized in the registration statement, you may describe only the material differences between the two in the disclosure document.

Special Factors, page 24

Position of the FCX Parties as to the Fairness of the Merger and Purpose of the Merger, page 45

5.   We note your response to comment 10 in our letter dated March 28, 2013, and we reissue such comment. We note your revised disclosure on page 49 that "[t]he FCX Parties did not view the analyses and assumptions utilized by the financial advisor to the MMR special committee or the results of such analyses as determinative…." Please disclose more specifically whether, and if so, how each of the FCX Parties considered, for purposes of its fairness determination, the discounted cash flow analysis provided by Evercore.

Related Party Transactions, page 154

6.   We note your response to comment 11 in our letter dated March 28, 2013, including your representation in the response letter that the parties intend to provide the information required by Item 402 of Regulation S-K in a Form 10-K/A to be filed prior to the filing deadline of April 30, 2013. In order to have a complete Securities Act Section 10(a) prospectus, the registrants must provide the information in a Form 10-K/A (or in the definitive proxy statement) prior to the Form S-4's effectiveness. For guidance, see Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations,

available on our website at:
http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Exhibits

7.	We note the references in the opinion filed as Exhibit 5.1 to the certificate of amendment to the initial certificate of trust. Please tell us why you have not filed a form of such amendment as an exhibit to your filing. Please refer to Item 601(b)(3)(i) of Regulation S-K. Similarly, we note the reference in the opinion to the letter agreement among McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and INAVN Corp. dated as of March 11, 2013. Please tell us why you have not filed such agreement as an exhibit to your filing, and why you have not described such agreement in your filing. Please refer to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

8.	We note your response to comment 13 in our letter dated March 28, 2013, and reissue such comment. Please obtain and file a revised opinion that does not include the assumption related to the due formation or organization, valid existence and good standing of Freeport-McMoRan Copper & Gold Inc., which is a co-registrant.

9.	Similarly, with respect to assumption (iv), it does not appear to be appropriate to assume the due adoption, authorization, execution and delivery by, or on behalf of, Freeport-McMoRan Copper & Gold Inc. to the referenced documents.

10.	We note the following assumption in counsel's revised opinion: "(iii) that an amendment to the Initial Certificate of Trust in the form of the Amendment to the Certificate of Trust will be duly filed in the State Office prior to the first issuance of Units[.]" Please confirm that you will file an appropriately unqualified opinion by post-effective amendment or on Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Jenifer Gallagher (Staff Accountant) at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David E. Shapiro
        Wachtell, Lipton, Rosen, & Katz